Exhibit 99.1

news release
Encana generates 2010 cash flow of US$4.4 billion,
or $6.00 per share
Daily production increases 12% per share; Proved reserves additions more than 250% of production
Calgary, Alberta, (February 10, 2011) — Encana Corporation (TSX, NYSE: ECA) achieved strong 2010 operating and financial performance despite another year of low benchmark NYMEX natural gas prices, which averaged about US$4.40 per thousand cubic feet (Mcf) for the year. Encana generated cash flow of $4.4 billion, or $6.00 per share, supported by solid production growth and commodity price hedges which resulted in realized hedging gains for 2010 of $808 million after tax. Total 2010 production was 3.3 billion cubic feet equivalent per day (Bcfe/d), an increase of 12 per cent per share, on a pro forma basis. Operating earnings for 2010 were $665 million, or 90 cents per share. For the fourth quarter, cash flow was $917 million, or $1.25 per share, operating earnings were $68 million, or 9 cents per share, and production averaged approximately 3.4 Bcfe/d.
Proved reserves additions replaced more than 250 percent of 2010 production
In 2010, Encana added close to 3.1 trillion cubic feet of natural gas equivalent (Tcfe) of proved reserves replacing more than 250 percent of its 2010 production, using forecast prices and costs, after royalties. Total proved reserves increased 12 percent to 14.3 Tcfe. For information on reserves reporting protocols see Note 2 on page 9.
Strong performance in a year of challenging prices
“Our teams achieved superior performance by efficiently delivering double-digit production and significant reserves growth. We reduced our operating costs and met our cash flow targets. We achieved solid operating and financial results in a challenging operating environment which saw prices hovering at what we believe to be unsustainably low levels. Our 2010 results illustrate our continued focus on risk management, capital discipline and a relentless pursuit of lowering cost structures and maximizing margins,” said Randy Eresman, Encana’s President & Chief Executive Officer.
“In 2010, we made significant strides in defining our company’s resource potential, capturing new play opportunities and high-grading the reserves and resources in our existing portfolio. Many of these new opportunities are in liquids-rich and oil plays. Our extensive portfolio of reserves and economic contingent resources serve as the foundation for our strategic focus on accelerating value recognition by doubling production per share over five years. We are focused on long-term value creation while responding to near-term natural gas market uncertainty through optimizing capital investment, maintaining our financial flexibility and focusing on a disciplined, manufacturing approach to building the underlying productive capacity of our reserves and resource portfolio at the lowest possible cost. In 2011, much of our delineation drilling activity will occur in liquids-rich plays where we have established land positions,” Eresman said.
“Although our 2010 investments achieved a very competitive supply cost of about $4 per Mcf, all of our teams are now focused on a goal to lower this supply cost to about $3 per Mcf based on 2010 cost structures, over the next three to five years. We define supply cost as the flat NYMEX natural gas price that yields an internal rate of return of 9 percent after tax, and does not include land costs. Beyond our initiatives to maximize margins by continually lowering our costs, we are encouraged by recent positive market signals and by actions among natural gas consumers and public policy makers who are recognizing the potential for natural gas to play an even greater role in meeting the energy needs of North America,” Eresman said.
Low natural gas price environment warrants conservative approach to investment in 2011
Encana is planning a conservative capital program of between $4.6 billion and $4.8 billion for 2011. Production is expected to grow to between 3.475 Bcfe/d and 3.525 Bcfe/d, or 5 percent to 7 percent on a per share basis. Cash flow is expected to be between $4.0 billion and $4.3 billion. The company plans net divestitures of $500 million to $1 billion, of which approximately $300 million is expected to close in the first quarter.
Encana Corporation

Encana 2011 Budget Forecast

(US$ billions, excluding per share amounts, forecast1)	Range
Cash flow	4.0 – 4.3
Capital investment	4.6 – 4.8
Net divestitures	0.5 – 1.0
Total production (Bcfe/d)	3.475 – 3.525
Annual percentage growth per share	5 – 7

1	2011 based on NYMEX of $4.50 — $5 per Mcf and WTI of $85 — $95 per bbl and the US$/C foreign exchange rate at $0.95 to $1.05. Cash flow is a non-GAAP measure. See Note 1 on page 9.
Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. Encana’s financial statements, prepared in accordance with Canadian generally accepted accounting principles (GAAP), and Supplemental Information with pro forma comparatives, are published on the company’s website at www.encana.com.
Encana to establish joint venture with PetroChina
“Yesterday we announced plans to establish a very large joint venture with an affiliate of PetroChina to accelerate development of our Cutbank Ridge business assets. This agreement is a major step forward in the execution of our plan to attract third-party capital investment in the range of $1 billion to $2 billion per year which is aimed at accelerating value recognition of our enormous resource potential. In addition to this arrangement, we have also initiated processes in Canada and the U.S. to explore other potential opportunities that could result in Encana entering into selective joint ventures in the future,” Eresman said.
Additional value enhancing opportunities aimed at high-grading portfolio
Encana continues to look for value enhancing opportunities as it high-grades its vast portfolio of resources. In 2010, the company completed the divestiture of non-core assets for total proceeds of $883 million, including $288 million of assets in the Canadian Division and $595 million of assets in the USA Division. In 2010, total acquisitions were $733 million, including $592 million in the Canadian Division and $141 million in the USA Division.
Encana announced in January 2011 that the company had agreed to sell its Fort Lupton natural gas processing plant and gathering systems in Colorado to a subsidiary of Western Gas Partners, LP for approximately $303 million. Encana also recently requested proposals from companies interested in buying and completing the construction of the Cabin Gas Plant, which has regulatory approval for two phases of development for total processing capacity of 800 million cubic feet per day (MMcf/d). The plant will serve producers in the Horn River natural gas resource play in northeast British Columbia.
Encana 2010 Highlights
Financial
•	Cash flow of $4.4 billion, or $6.00 per share

•	Operating earnings of $665 million, or 90 cents per share

•	Net earnings of $1.5 billion, or $2.03 per share

•	Capital investment, excluding acquisitions and divestitures, of $4.8 billion

•
Total realized average price of $5.71 per thousand cubic feet equivalent (Mcfe), realized natural gas prices of $5.48 per Mcf and realized liquids prices of $66.12 per barrel (bbl). These prices include realized financial hedges

•	Debt to capitalization at year end was 31 percent and debt to adjusted EBITDA was 1.4 times

•	Paid dividends of 80 cents per share

•	Purchased approximately 15.4 million shares for cancellation, or approximately 2 percent of shares outstanding
Operating
•	Total production of 3.3 Bcfe/d

•	Natural gas production of 3.2 billion cubic feet per day (Bcf/d)

•	NGLs and oil production of about 23,000 barrels per day (bbls/d)

•	Operating and administrative costs of $1.07 per Mcfe
Encana Corporation

Reserves
•	Proved reserves at year end of 14.3 Tcfe

•	Added about 3.1 Tcfe of proved reserves, compared to production of 1.2 Tcfe, for a production replacement of more than 250 percent
Strategic Developments
•	Outlined a strategy to accelerate value recognition of Encana’s vast inventory of natural gas resources. This resulted in the company setting a goal to double production per share over five years

•	Updated an independent evaluation of Encana’s reserves and economic contingent resources, confirming an enormous inventory of natural gas that is more than sufficient to support growth objectives

•	Further optimized horizontal drilling and fracturing programs in the Horn River Basin, Montney and Haynesville formations, using Encana’s industry-leading, low-cost manufacturing approach

•	Announced a significant land position on the Collingwood shale play in Michigan

•	Continued to attract third-party capital from several companies and entities. Third-party capital commitments directed to Encana’s benefit in 2011 of $382 million

•
Initiated discussions with China National Petroleum Corporation (CNPC), parent of PetroChina, outlining the framework for a potential joint-venture investment in the development of certain lands in British Columbia

•	Divested non-core assets in North America for approximately $883 million and acquired about $733 million of assets, for net divestitures of about $150 million

•	Increased exposure to oil and NGLs by maximizing recovery through plant expansions and executing new processing agreements

•
Executed a drilling and completions program to prepare for production from the Deep Panuke natural gas field expected in late 2011. Total capital costs for the Deep Panuke project are expected to be approximately $960 million

•
Commenced construction on five natural gas fueling stations, deployed nine natural gas powered drilling rigs and continued the company’s conversion program of fleet vehicles to natural gas, all part of a commitment to support increased use of cleaner-burning natural gas.

Financial Summary

(for the period ended December 31)	Q4	Q4
($ millions, except per share amounts)	2010	2009[1]	2010	2009[1]
Cash flow [2]	917	930	4,439	5,021
Per share diluted	1.25	1.24	6.00	6.68
Operating earnings [2]	68	373	665	1,767
Per share diluted	0.09	0.50	0.90	2.35
Earnings Reconciliation Summary

Net earnings (loss)	(42)	233	1,499	749
Deduct (Add back):
Unrealized hedging gain (loss), after tax	(269)	(135)	634	(1,352)
Non-operating foreign exchange gain (loss), after tax	159	(5)	200	334
Operating earnings[2]	68	373	665	1,767
Per share diluted	0.09	0.50	0.90	2.35

1	2009 represents pro forma results.

2	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 9.
Encana Corporation

Production & Drilling Summary

(for the period ended December 31)	Q4	Q4
(After royalties)	2010	2009[1]	% ∆	2010	2009[1]	% ∆
Natural gas (MMcf/d)	3,230	2,687	+20	3,184	2,840	+12
Natural gas production per 1,000 shares (Mcf/d)	4.38	3.58	+22	4.30	3.78	+14
NGLs and Oil (bbls/d)	20,533	24,063	-15	22,787	27,197	-16
NGLs and Oil production per 1,000 shares (Mcfe/d)	0.17	0.19	-11	0.19	0.22	-14
Total production (MMcfe/d)	3,353	2,831	+18	3,321	3,003	+11
Total production per 1,000 shares (Mcfe/d)	4.55	3.77	+21	4.49	4.00	+12
Total net wells drilled	760	295	+158	1,654	1,089	+52

1	2009 represents pro forma volumes and drilling.
Strong natural gas production growth from key resource plays
Total production in 2010 was 3.3 Bcfe/d up about 12 percent per share from 3.0 Bcfe/d in 2009. Natural gas production increased 14 percent per share to 3.2 Bcf/d. Encana grew its USA Division’s production by 14 percent. The strong growth was led by the Haynesville resource play in Louisiana and Texas, where average production increased to 303 MMcfe/d from 71 MMcfe/d year-over-year. Meanwhile average production from the Piceance resource play in Colorado grew to 458 MMcfe/d from 373 MMcfe/d year-over-year. In the Canadian Division, production volumes increased 6 percent in 2010 largely as a result of successful drilling programs at Cutbank Ridge and Bighorn, which were up about 28 percent and 37 percent respectively.
As part of Encana’s ongoing activities to high-grade and optimize its vast portfolio of natural gas assets, the company’s net divestitures of non-core producing properties resulted in an average yearly production decrease of about 130 MMcfe/d. In the last half of 2009, Encana shut-in and curtailed production volumes in some resource plays due to very low prices. In the first quarter of 2010, most shut-in and curtailed production volumes were brought back on stream. This resulted in an atypical production profile for some of Encana’s resource plays in 2010.
Encana invested more than $2.2 billion in capital in 2010 in the Canadian Division, focusing on developing key resource plays, as well as Deep Panuke. In the USA Division, capital investment of nearly $2.5 billion was focused on further developing the Haynesville, as well as other key resource plays.
Production from key resource plays

	Average Daily Production (MMcfe/d)
	2010					2009[1]					2008[1]
	Full					Full					Full
Key Resource Play	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	559	521	545	574	595	601	596	549	607	656	635
Piceance	458	437	442	470	482	373	389	341	365	397	400
East Texas	348	294	295	369	437	324	281	306	304	409	335
Haynesville	303	410	335	269	194	71	122	83	54	25	10
Fort Worth	124	116	114	123	142	139	126	137	141	152	145
Canadian Division
Greater Sierra	236	240	238	247	218	204	182	194	222	221	226
Cutbank Ridge	401	450	446	388	319	314	257	326	344	326	300
Bighorn	239	246	260	252	197	175	158	171	202	172	189
CBM	317	331	312	311	315	316	306	318	330	309	304

Total key resource plays	2,985	3,045	2,987	3,003	2,899	2,517	2,417	2,425	2,569	2,667	2,544
Other production[2]	336	308	335	341	366	486	414	458	531	536	588

Total production	3,321	3,353	3,322	3,344	3,265	3,003	2,831	2,883	3,100	3,203	3,132

1	2009 and 2008 represent pro forma results, restated on a MMcfe/d basis.

2	Other — includes natural gas and liquids production outside of key resource plays
Encana Corporation

Continued focus on increasing efficiencies and reducing cost structures in Montney and Horn River
Encana continues to increase efficiencies and well performance and reduce costs on a per unit basis. In the Montney formation in northeast British Columbia, drilling, completion and tie-in costs for each hydraulic fracture stage in 2010 were down more than 20 percent year-over-year to approximately $500,000, while the average number of fracture intervals completed per well increased from nine to 13.
“Since we first entered into the Montney approximately eight years ago, we have seen a steady progression of improving cost structures by leveraging technology and continually optimizing all facets of the development process. The 2010 average supply cost for the Montney program was approximately $3 per Mcf, making it one of the most economic plays in our portfolio. Despite this current measure of success, we expect to lower our future supply cost in the play even further. Our evolution of the development and economics associated with the Montney provides an excellent analog for what we expect to achieve in other plays throughout our portfolio,” Eresman said.
In the Horn River Basin, also in British Columbia, Encana reduced drilling, completion and tie-in costs about 40 percent to approximately $680,000 per completed fracture interval and increased the number of fracture intervals from 14 to between 20 and 29.
Encana also continues to advance its industry-leading manufacturing approach to production growth, which helps to lower environmental impact, advance natural gas development and optimize efficiencies by enabling the drilling of numerous horizontal wells, each containing multiple hydraulic fractures, from a single pad location. By applying this model in the Horn River Basin, Encana lowered its supply cost to a competitive average of about $4.45 per Mcf in 2010. In the Haynesville, where Encana exited the year with 10 operated rigs drilling in these types of locations, the company expects to achieve similar efficiencies with lower drilling, completion and tie-in costs in 2011, targeting total well costs of about $9 million to $9.5 million per well.
East Texas focus shifts to Bossier shale
In East Texas, 2010 natural gas production of 348 MMcfe/d was down slightly from forecast production of 355 MMcfe/d as volumes dropped off in the second half of the year. Recent test results from the Bossier sands have not met expectations and as a result Encana is reducing activity levels in this area, focusing more development on the Mid-Bossier shale and new potential opportunities in other parts of the play.
Encana increases exposure to liquids-rich plays — Niobrara and Duvernay
Across the Piceance and Denver-Julesburg (DJ) basins in Colorado, Encana has identified Niobrara and Mancos shale potential. The identified areas cover more than 600,000 net acres in the Piceance and approximately 40,000 net acres in the liquids-rich DJ Basin. The company continues to evaluate this play with five wells drilled to date and another three planned for the first half of 2011. In addition, Encana has established a large land position in the Duvernay shale in Alberta, a play that has demonstrated significant liquids potential. The company also plans to further evaluate this play in 2011.
Further, through planned expansions and recently executed processing agreements, Encana expects to significantly increase liquids extraction capacity and liquids production from many of its facilities.
2010 net earnings impacted by mark-to-market accounting for commodity price hedges
Net earnings in 2010 doubled to $1.5 billion from about $750 million in 2009, on a pro forma basis, affected mainly by the combined impact of higher unrealized and realized gains as a result of mark-to-market accounting for commodity price hedging and increased production volumes. Unrealized hedging gains were $634 million after tax compared to a loss of $1.4 billion after tax in 2009, while realized after-tax hedging gains were $808 million compared to $2.3 billion in 2009, on a pro forma basis. In 2010, non-operating foreign exchange gains were $200 million after tax compared to gains of $334 million after tax in 2009, on a pro forma basis.
Encana Corporation

Encana focuses on operating earnings as a better comparative measure of earnings performance between periods because it excludes the variability associated with unrealized hedging gains/losses and non-operating foreign exchange gains/losses. Operating earnings of $665 million in 2010 were down 62 percent, or about $1.1 billion, from the same period last year, on a pro forma basis. Positive cash flow impacts due to higher production volumes and increased realized commodity prices were offset by decreased realized hedging gains of about $1.4 billion, after tax, and increased depletion, depreciation and amortization charges which occurred as a result of a higher average foreign exchange rate and increased production volumes.
About 50 percent of natural gas production hedged for 2011
Encana continues to manage natural gas price risks through its commodity price hedges. As of January 31, 2011, Encana has hedged approximately 1.8 Bcf/d, about 50 percent, of expected February to December 2011 natural gas production, at an average NYMEX price of $5.75 per Mcf. In addition, Encana has hedged approximately 1.4 Bcf/d of expected 2012 natural gas production at an average NYMEX price of about $6.07 per Mcf.
This price hedging strategy helps increase certainty in cash flow which is available to fund Encana’s anticipated capital requirements and projected dividends. Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year. Risk management positions at December 31, 2010 are presented in Note 14 to the unaudited Interim Consolidated Financial Statements.
2010 Natural gas and Oil prices

	Q4	Q4
	2010	2009[1]	2010	2009[1]
Natural gas
NYMEX ($/MMBtu)	3.80	4.17	4.39	3.99
Encana realized gas price[2] ($/Mcf)	5.03	6.44	5.48	7.03
NGLs and Oil ($/bbl)
WTI	85.18	76.13	79.55	62.09
Encana realized liquids price [2]	68.91	62.31	66.12	48.14

1	2009 Encana realized prices represent pro forma results.

2	Realized prices include the impact of financial hedging.
2010 Reserves and Resources
Encana expands reporting on reserves and resources
For the last number of years, Encana has disclosed proved reserves consistent with U.S. Securities and Exchange Commission (SEC) reporting requirements. For year-end 2009, Encana also reported proved reserves based on a forecast or business case basis. To give investors a better understanding of the size and quality of Encana’s asset base and growth potential, in 2010 the company expanded how it reports on its estimates of reserves and resources and published estimates of proved, probable and possible reserves as well as all categories of economic contingent resources. At year end 2010, Encana once again retained Independent Qualified Reserves Evaluators (IQREs) to conduct a full evaluation of not only the company’s reserves, but also its economic contingent resources. For information on reserves reporting protocols see Note 2 on page 9.
Encana replaces more than 250 percent of 2010 production
In 2010, Encana’s total proved reserves additions of 3.1 Tcfe replaced more than 250 percent of its production. Total proved reserves increased 12 percent to 14.3 Tcfe.
At December 31, 2010, proved undeveloped reserves as a percentage of total proved reserves were 49 percent. All proved undeveloped reserves are scheduled to be converted to proved developed reserves within the next five years.
Encana Corporation

2010 Reserves Estimates (Bcfe)1

Proved
Start of 2010	12,774

Revisions	189
Extensions & Discoveries	2,885
Acquisitions	212
Divestitures	(513)
Production	(1,212)

End of 2010	14,335

% Change	+12

1	After royalties, using forecast prices and costs; simplified table
Economic contingent resources broaden understanding of Encana’s potential
Economic contingent resources fall into three categories: low estimate (1C), best estimate (2C) and high estimate (3C). The three classifications of contingent resources have the same degree of technical certainty as the corresponding reserves categories. In determining their economic viability, the same commodity price assumptions are applied as estimating proved, probable and possible reserves. Contingent resources are not yet commercial due to contingencies such as the timing and pace of development, or the need for additional infrastructure. The low estimate is the most conservative category and carries with it the greatest degree of confidence — 90 percent — that these resources will be recovered.
At year-end 2010 Encana’s low estimate economic contingent resources increased 26 percent to about 20 Tcfe, while best estimate economic contingent resources increased 2 percent to about 37 Tcfe. Encana’s estimated volumes of reserves and economic resources are outlined in the table below. On its proved reserves and low estimate economic contingent resources alone, the company has about 25,000 net drilling locations, up from about 23,000 in the year prior. Under the company’s best estimate for reserves and economic contingent resources, which includes two additional categories, the net drilling location count is estimated to increase to approximately 37,000, up from 35,000 locations year-over-year.
Encana Reserves and Resources (Tcfe) 1

	Estimated reserves			Estimated economic contingent resources
			3P
		2P	Proved +
	1P	Proved +	Probable +	1C	2C	3C
	Proved	Probable	Possible	Low estimate	Best estimate	High estimate
Total
As at Dec. 31, 2010	14.3	23.0	27.1	20.0	36.7	56.5
Total
As at Dec. 31, 2009	12.8	19.5	23.7	15.9	35.9	57.9

1	After royalties, using forecast prices and costs
Reserves growth led by the Haynesville play and Horn River Basin
Encana’s strong reserves growth is a result of additions from a number of its key resources plays, in particular from the Haynesville play and Horn River Basin. Additions in the Haynesville are a result of the delineation of the large acreage position that occurred through Encana’s 2010 land retention program. In the Horn River, continued assessment of resource potential within the basin by Encana and other producers have provided increased data for the IQREs to consider in their evaluations.
Additional information on key resource play reserves, economic contingent resources and price assumptions is available at Encana’s website, www.encana.com, under Investors/Financial information.
Encana Corporation

Corporate developments
New executive appointments
Effective February 10, 2011, Encana has made some changes on its leadership team. Eric Marsh, Executive Vice-President, Natural Gas Economy, adds the title Senior Vice-President, USA Division. Marsh will continue to lead the Natural Gas Economy portfolio and will be alternate, delegate and second-in-command in leading the USA Division, reporting in the latter role to Jeff Wojahn, Encana’s Executive Vice-President and President, USA Division. Mike McAllister, formerly Vice-President, Deep Basin Business Unit, has been appointed Executive Vice-President & Senior Vice-President, Canadian Division. McAllister will continue to lead the Canadian Deep Basin Business Unit and will be the alternate, delegate and second-in-command in leading the Canadian Division, reporting in the latter role to Mike Graham, Executive Vice-President and President, Canadian Division.
Quarterly dividend of 20 cents per share declared
Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on March 31, 2011 to common shareholders of record as of March 15, 2011. Based on the February 9, 2011 closing share price on the New York Stock Exchange of $30.83, this represents an annualized yield of about 2.6 percent.
2011 Transition to International Financial Reporting Standards
Effective January 1, 2011, Encana will be required to report its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), including 2010 comparative information. Encana is in the final stages of its IFRS changeover plan and expects to report its first quarter 2011 results in accordance with IFRS in April 2011. Encana expects that the transition to IFRS will not have a major impact on its operations, strategic decisions and cash flows.
Normal Course Issuer Bid
On December 8, 2010, Encana announced it had received approval to renew the company’s Normal Course Issuer Bid (NCIB) from the Toronto Stock Exchange (TSX). Under the renewed bid, Encana may purchase for cancellation up to 36.8 million common shares, representing about 5 percent of the approximately 736 million common shares issued and outstanding as at November 30, 2010. In 2010, Encana purchased for cancellation about 15.4 million common shares at an average share price of $32.42 for a total cost of about $499 million under the company’s previous NCIB.
Encana 2011 guidance
Encana’s corporate guidance for 2011 is posted on the company’s website at www.encana.com.
Financial strength
Encana maintains a strong balance sheet. At December 31, 2010, 100 percent of its outstanding debt was composed of long-term, fixed-rate debt with an average remaining term of approximately 13 years. At December 31, 2010, Encana had $5.1 billion in unused committed bank credit facilities. With Encana’s bank facilities undrawn and $629 million of cash and cash equivalents on the balance sheet at the end of 2010, the company’s liquidity position is extremely strong. Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. Encana targets a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times. At December 31, 2010, the company’s debt to capitalization ratio was 31 percent and debt to adjusted EBITDA was 1.4 times, on a trailing 12-month basis.
Encana Corporation

CONFERENCE CALL TODAY
11:00 a.m. Mountain Time (1:00 p.m. Eastern Time)
Encana will host a conference call today Thursday, February 10, 2011 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on February 10 until midnight February 17, 2011 by dialing (800) 642-1687 or (416) 849-0833 and entering passcode 27932674.
A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.
IMPORTANT NOTES: Pro forma results defined
On November 30, 2009, Encana completed a major corporate reorganization — a split transaction that resulted in the company’s transition into a pure-play natural gas company and the spin-off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. To provide more useful comparative information, financial and operating results in this news release highlight Encana’s 2009 and 2008 results on a pro forma basis, which reflect the company as if the split transaction had been completed prior to those periods. In this pro forma comparative presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the split transaction are reflected. Encana’s actual financial results for the comparative 2009 period are included in Encana’s Interim Consolidated Financial Statements for the period ended December 31, 2010.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company’s overall financial strength to steward the company’s overall debt position.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.
NOTE 2: Reserves reporting information
In previous years, the company’s reserves disclosure was in accordance with U.S. regulatory reporting standards as permitted by an exemption order issued by Canadian securities regulatory authorities. For 2010, as a result of the expiration of the exemption order, Encana is reporting reserves estimates in accordance with Canadian protocol. Canadian protocol uses forecast prices and costs. Reserves disclosure employing U.S. protocol — SEC constant prices and costs on proved reserves on an after-royalties basis — will be available in the Annual Information Form, which the company anticipates filing later this month.
For all reserves estimates highlighted in this news release, Encana has used Henry Hub forecast prices of $4.73 per MMBtu for 2011, $5.33 per MMBtu for 2012, $5.64 per MMBtu for 2013, $5.82 per MMBtu for 2014, $6.01 per MMBtu for 2015 increasing to $6.63 per MMBtu by 2021 and held constant thereafter.
Encana Corporation

Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
RESERVES METRICS DEFINITIONS
Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2010, are calculated by summing extensions and discoveries and revisions. Reserves additions exclude acquisitions and divestitures. Proved reserves added in 2010 included both developed and undeveloped quantities. Additions to Encana’s proved undeveloped reserves were consistent with Encana’s resource play focus. The company estimates that 100 percent of its proved undeveloped reserves will be developed within the next five years. Many performance measures exist; all measures have limitations and historical measures are not necessarily indicative of future performance.
ADVISORY REGARDING RESERVES AND OTHER RESOURCES INFORMATION — Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
The estimates of economic contingent resources contained in this news release are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions have been applied as in the estimation of reserves. There is a range of uncertainty of estimated recoverable volumes. A low estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects a 90% confidence level. A best estimate is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects a 50% confidence level. A high estimate is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects a 10% confidence level.
There is no certainty that it will be commercially viable to produce any portion of the volumes currently classified as economic contingent resources. The primary contingencies which currently prevent the classification of Encana’s disclosed economic contingent resources as reserves include the lack of a reasonable expectation that all internal and external approvals will be forthcoming and the lack of a documented intent to develop the resources within a reasonable time frame. Other commercial considerations that may preclude the classification of contingent resources as reserves include factors such as legal, environmental, political and regulatory matters or a lack of markets.
The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
Encana Corporation

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: estimates of reserves and economic contingent resources, reserve life index and the future economic opportunities they may provide to Encana; the company’s goal to accelerate value recognition by doubling production per share over five years; the proposed sale and joint venture with PetroChina and its affiliates and the impact of such transaction; estimated number of net drilling locations; expected capital program, including its allocation, production growth, production per day and cash flow for 2011; potential of emerging plays; possible joint venture opportunities; opportunities to increase efficiencies and reduce cost structures in various resource plays, including expected drilling, completion and tie-in costs and target total well costs at Haynesville for 2011; potential to increase NGLs production; success of risk management and hedging strategies; expected impacts of transition to IFRS; projections contained in 2011 guidance (including estimates of cash flow per share, upstream operating cash flow, natural gas and NGLs production, growth per share, capital investment, net divestitures, and operating costs); anticipated crude oil and natural gas prices; target debt to capitalization and debt to adjusted EBITDA ratios; potential dividends; future development cost of undeveloped reserves; and number of years to convert them to developed reserves; projection to increase liquids production; ability to maintain investment grade credit ratings and strong liquidity position; anticipated increase in demand for natural gas; and projected share purchases under Encana’s NCIB program. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements with PetroChina, their affiliates or others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over five years, are based upon numerous facts and assumptions, including a projected capital program averaging approximately $6 billion per year from 2011 to 2014, that underlies the long-range plan of Encana which is subject to review annually and to such revisions for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the company achieving an average rate of approximately 2,500 net wells per year from 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Encana Corporation

Forward-looking information respecting anticipated 2011 cash flow for Encana is based upon achieving average production of oil and gas for 2011 of between 3.475 Bcfe/d and 3.525 Bcfe/d, commodity prices for natural gas of NYMEX $4.50 — $5/Mcf, commodity prices for crude oil of (WTI) $85 — $95 and an estimated U.S./Canadian dollar foreign exchange rate of $0.95 — $1.05 and a weighted average number of outstanding shares for Encana of approximately 736 million.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:

Investor contacts:	Media contacts:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Advisor, Media Relations
(403) 645-6977	(403) 645-4799
Encana Corporation